UNITED STATES
SECURITIES AND EXCHANGE COMMISSIC
Washington, D.C. 20549


16022368

ANNUAL AUDITED REPOR
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-46571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 N. MAIN ST.
(No. and Street)

OCONOMOWOC	WI	53066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA DBA EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH ST	LAFAYETTE	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK HOHNESEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INVESTMENTS, INC., as of SEPTEMBER 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Wisconsin

County of Waukesha
Subscribed and sworn to before me this
9th day of Nov., 2016
by Amy V. Bence
to me known to be the person(s) who signed the foregoing, and acknowledged the same.



AMY V. BENCE
NOTARY
PUBLIC
STATE OF WISCONSIN

Signature

PRESIDENT
Title

Notary Public
My Commission expires: 1-19-2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

We have audited the accompanying statement of financial condition of Abacus Investments, Inc. (an Wisconsin corporation), as of September 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Abacus Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus Investments, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Abacus Investments, Inc.'s financial statements. The supplemental information is the responsibility of Abacus Investments, Inc.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 4, 2016

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	30,431
Deposits with clearing organization		15,024
Commissions receivable		108,467
TOTAL ASSETS	$	153,922

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	96,824
Accounts payable and accrued expenses		12,350
Accounts payable to affiliated entity		25,000
TOTAL LIABILITIES		134,174
STOCKHOLDER'S EQUITY		
Common stock (Par value $.01) 9,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		38,746
Retained earnings (deficit)		(18,999)
TOTAL STOCKHOLDER'S EQUITY		19,748
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	153,922

ABACUS INVESTMENTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2016

REVENUE	
Commissions	$ 1,177,686
Other	2,590
TOTAL REVENUE	1,180,276
EXPENSES	
Commissions	$ 660,566
Clearing and execution charges	66,216
Management and consulting fees	403,200
Regulatory fees	33,987
Auditing and accounting	7,000
Rent and occupancy	7,031
Other	2,266
TOTAL OPERATING EXPENSES	1,180,266
NET INCOME	$ 10

ABACUS INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at Beginning of Year	**$ 1**	**$ 38,746**	**$ (19,009)**	**$ 19,738**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Distributions			-	-
Net Income	-	-	10	10
Balance at End of Year	**$ 1**	**$ 38,746**	**$ (18,999)**	**$ 19,748**

ABACUS INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 10
(Increase) decrease in operating assets:	
Commissions receivable	(40,817)
Increase (decrease) in operating liabilities:	
Commissions payable	26,220
Accounts payable and accrued expenses	12,000
Accounts payable to affiliated entity	18,200
Net Cash Provided by Operating Activities	15,613
NET INCREASE IN CASH AND CASH EQUIVALENTS	15,613
Cash and cash equivalents at beginning of year	14,818
Cash and cash equivalents at end of year	$ 30,431

ABACUS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF SEPTEMBER 30, 2016

Total ownership equity from Statement of Financial Condition	$	19,748
Less nonallowable assets from Statement of Financial Condition		(1,484)
Net capital before haircuts on securities positions		18,264
Haircuts on securities		-
Net Capital	$	18,264
Aggregate Indebtedness		134,174
Net capital required based on aggregate indebtedness (6-2/3%)		8,949
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Excess Net Capital	$	13,264
Total aggregate indebtedness	$	134,174
(A) - 10% of total aggreate indebteness		13,417
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	4,847
Percentage of Aggregate Indebtedness to Net Capital		734.64%

ABACUS INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR SEPTEMBER 30, 2016

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Abacus Investments, Inc. (the Firm) was incorporated in the state of Wisconsin on September 13, 1993. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $5,000 non-carrying, non-custodian broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

   The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of September 30, 2016.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts with balance that exceeded insured limits during the year.

e. Commissions Receivable—The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: OFF-BALANCE SHEET RISK

The Firm's customer securities transactions are introduced on a fully disclosed basis with clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection, payment of funds and receipt and delivery of securities relative to customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments. The clearing broker-dealer may charge the Firm for any losses it incurs as a result. The Firm seeks to minimizes this risk through procedures designed to determine the credit worthiness of its customers. The Firm does not anticipate nonperformance by any customers its clearing broker.

NOTE 3: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At September 30, 2016, there were receivables of $108,467 and payables of $96,824.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At September 30, 2016, net capital as defined by the rules, equaled $18,264. The ratio of aggregate indebtedness to net capital was 734.64%. Net capital in excess of the minimum required was $4,847.

NOTE 5: TRANSACTIONS WITH AN AFFILIATED ENTITY

The Firm has an expense sharing agreement with Hohensee Financial Services, Inc. (HFS), a registered investment advisory firm. HFS is an affiliated entity through common ownership and management. The firms share office space, personnel and other services. Most overhead expenses are shared 50/50. For the year ended September 30, 2016, the Firm had management and consulting expenses of $403,200 for shared expenses with HFS. At year end the Firm has a payable to HFS of $25,000.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

The Firm has elected to be treated as an S Corporation for Federal income tax purposes, therefore no provision for income taxes are reflected in the financial statements.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Firm entered into an agreement with Southwest Securities, Inc. (the organization) whereby the organization will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the organization. As of January 26, 2016, Hilltop Holdings, Inc. merged with Southwest Securities, Inc.

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the September 30, 2016 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 9: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (ii) "All customer transactions are cleared through another broker-dealer on a fully disclosed basis" the exemption has been maintained. During the year ended September 30, 2016 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 10: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3

A computation of reserve requirement is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 11: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 12: DEPOSITS WITH CLEARING ORGANIZATIONS

The Firm maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organization will act as clearing broker for the Firm. The clearing broker is Hilltop Holdings, Inc. which merged with Southwest Securities, Inc. on January 25, 2016. The balance on deposit at September 30, 2016 was $15,024.

NOTE 13: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended September 30, 2016. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 14: SUBSEQUENT EVENTS

Subsequent events have been evaluated through November 4, 2016, which is the date the financial statement were issued.


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Abacus Investments, Inc.

In planning and performing our audit of the financial statements of Abacus Investments, Inc. as of and for the year ended September 30, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered Abacus Investments, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Abacus Investments, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Abacus Investments, Inc.'s internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Abacus Investments, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Abacus Investments, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Abacus Investments, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

(CONTINUED)

(CONTINUED)

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Abacus Investments, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at November 4, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 4, 2016


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
Abacus Investments, Inc.

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the September 30, 2016 Part IIA filing.

Conclusion: There were no differences between the audited and unaudited net capital computation.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 4, 2016


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
Abacus Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Abacus Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abacus Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Abacus Investments, Inc.'s management is responsible for Abacus Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
- Compared the amounts reported on the audited Form X-17A-5 for the year ended X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no material differences;
- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
NOVEMBER 4, 2016

ABACUS INVESTMENTS, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
SEPTEMBER 30, 2016


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Abacus Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240. 15c3-3: ***(k) (2) (ii) (All customer transactions cleared through another broker-dealer on a fully disclosed basis)***, and Abacus Investments, Inc. stated that Abacus Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Abacus Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (ii)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, INDIANA
NOVEMBER 4, 2016

ABACUS INVESTMENTS, INC.
138 N. MAIN ST.
OCONOMOWOC WI 53066

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule17a-5(d)(4)

10/14/2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- ABACUS INVESTMENTS, INC. is a broker/dealer registered with the SEC and FINRA.
- ABACUS INVESTMENTS, INC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2015.
- ABACUS INVESTMENTS, INC. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
- The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- ABACUS INVESTMENTS, INC. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- ABACUS INVESTMENTS, INC. has not recorded any exceptions to the exemption for the fiscal year ended September 30, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge.



Signed:
Name:
Date

ABACUS INVESTMENTS, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
SEPTEMBER 30, 2016


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Abacus Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Abacus Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240. 15c3-3: ***(k) (2) (ii) (All customer transactions cleared through another broker-dealer on a fully disclosed basis)***, and Abacus Investments, Inc. stated that Abacus Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Abacus Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (ii)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, INDIANA
NOVEMBER 4, 2016

ABACUS INVESTMENTS, INC.
138 N. MAIN ST.
OCONOMOWOC WI 53066

ABACUS INVESTMENTS, INC.
EXEMPTION REPORT
SEC Rule17a-5(d)(4)

10/14/2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- ABACUS INVESTMENTS, INC. is a broker/dealer registered with the SEC and FINRA.
- ABACUS INVESTMENTS, INC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended September 30, 2015.
- ABACUS INVESTMENTS, INC. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
- The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- ABACUS INVESTMENTS, INC. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- ABACUS INVESTMENTS, INC. has not recorded any exceptions to the exemption for the fiscal year ended September 30, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:
Name:
Date

